Exhibit 21

RADIOSHACK CORPORATION AND SUBSIDIARIES

List of Significant Subsidiaries

State or Jurisdiction of
Subsidiaries	Incorporation
Tandy Finance Corporation	Delaware
TRS Quality, Inc.	Delaware
Kiosk Operations, Inc.	Delaware
SCK, Inc.	Delaware
Atlantic Retail Ventures, Inc.	Delaware
R Solutions, Inc.	Delaware
Logistic Answers S.A. de C.V.	Mexico
Retail Answers S.A. de C.V.	Mexico
RadioShack de Mexico, S.A. de C.V.	Mexico